Exhibit 12-B

FORD MOTOR COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(in millions)

	For the Years Ended December 31

	2000	1999	1998		1997	1996

Earnings

Income before income taxes	$8,234	$9,854	$24,280		$10,124	$6,189

Equity in net (income)/ loss of affiliates plus dividends from affiliates	99	(12)	87		141	75

Adjusted fixed charges(a)	11,300	9,381	9,161		10,896	10,785

Earnings	$19,633	$19,223	$33,528		$21,161	$17,049

Combined Fixed Charges and Preferred Stock Dividends

Interest expense(b)	$10,937	$9,065	$8,881		$10,559	$10,450

Interest portion of rental expense(c)	302	258	228		297	292

Preferred stock dividend requirements of majority owned subsidiaries and trusts	55	55	55		55	55

Fixed charges	11,294	9,378	9,164		10,911	10,797

Ford preferred stock dividend requirements(d)	22	22	121		85	100

Total combined fixed charges and preferred stock dividends	$11,316	$9,400	$9,285		$10,996	$10,897

Ratios

Ratio of earnings to fixed charges	1.7	2.0	3.7	(e)	1.9	1.6

Ratio of earnings to combined fixed charges and preferred stock dividends	1.7	2.0	3.6	(e)	1.9	1.6

Visteon is excluded from all amounts.

(a)	Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.

(b)	Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.

(c)	One-third of all rental expense is deemed to be interest.

(d)	Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company’s effective income tax rates.

(e)	Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 2.0.